SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)
(Amendment No. 16)*

QUESTCOR PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74835Y101
(CUSIP Number)
Joseph J. Giunta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, CA 90071
(213) 687-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 9, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74835Y101	13D	Page of 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Claudio Cavazza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 253,781
		8	SHARED VOTING POWER 2,901,445
		9	SOLE DISPOSITIVE POWER 253,781
		10	SHARED DISPOSITIVE POWER 2,901,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,155,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.86%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 74835Y101	13D	Page of 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Inverlochy Consultadoria & Servicos L.D.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Portugal
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 2,901,445
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 2,901,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,901,445

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.47%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 74835Y101	13D	Page of 4 of 7 Pages

Amendment No. 16 to
Statement on Schedule 13D

This Amendment No. 16 (this “Amendment No. 16”) amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2001, as amended (the “Schedule 13D”), relating to the shares of common stock, no par value (the “Common Stock”), of Questcor Pharmaceuticals, Inc., a California Corporation (“Questcor”).  Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 16 is being filed on behalf of Mr. Claudio Cavazza (“Mr. C. Cavazza”) and Inverlochy Consultadoria & Servicos L.D.A., a Portuguese corporation (“Inverlochy” and, together with Mr. C. Cavazza, the “Reporting Persons”).  Previously the Reporting Persons affirmed membership in a “group” for purposes of Section 13(d) and 13(g) of the Act with Sigma Tau Finanziaria SpA, an Italian corporation (“Sigma Tau”), Defiante Farmaceutica L.D.A., a Portuguese corporation (“Defiante”) (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), Sigma-Tau International S.A., a Luxembourg corporation (“Sigma Tau International”) (formerly known as Sigma-Tau Finance Holding S.A.), Aptafin S.p.A., an Italian corporation (“Aptafin”), Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA, a Portuguese corporation (“Chaumiere”) and Mr. Paolo Cavazza (“Mr. P. Cavazza” and, together with Sigma Tau, Defiante, Sigma Tau International, Aptafin and Chaumiere, the “Former Group Members”).  Pursuant to Amendment No. 13 to the Schedule 13D, the Reporting Persons indicated that they are no longer members of a “group” with the Former Group Members.  As such, this Amendment No. 16 is filed solely with respect to the Reporting Persons’ beneficial ownership of Common Stock.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a)           Percentage interest calculations for the Reporting Persons are based upon Questcor having 64,954,004 shares of Common Stock outstanding as of October 31, 2008, as reported by Questcor in Questcor’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2008 (the “Outstanding Shares”).

Mr. C. Cavazza

Pursuant to Rule 13d-3 of the Act, Mr. C. Cavazza may be deemed to be the beneficial owner of 3,155,226 shares of Common Stock, which constitutes approximately 4.86% of the Outstanding Shares.

Inverlochy

Pursuant to Rule 13d-3 of the Act, Inverlochy may be deemed to be the beneficial owner of 2,901,445 shares of Common Stock, which constitutes approximately 4.47% of the Outstanding Shares.

(b)           Mr. C. Cavazza

The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to vote or direct the vote is 253,781.  The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to vote or direct the vote is 2,901,445.  The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to dispose or direct the disposition is 253,781.  The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to dispose or direct the disposition is 2,901,445.

Inverlochy

The number of shares of Common Stock as to which Inverlochy has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Inverlochy shares the power to vote or direct the vote is 2,901,445.  The number of shares of Common Stock as to which Inverlochy has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Inverlochy shares the power to dispose or direct the disposition is 2,901,445.

CUSIP No. 74835Y101	13D	Page of 5 of 7 Pages

(c)           The following table sets forth the transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 14 to the Schedule 13D:

Date	Party	Type of Transaction	Type of Security	Number of Shares	Price Per Share

12/05/2008	Mr. C. Cavazza	Sale	Common Stock	27,139	$9.10
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	24,500	$9.11
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	12,317	$9.12
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	13,644	$9.13
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	600	$9.135
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	12,900	$9.14
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	10,400	$9.15
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	4,195	$9.16
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	5,800	$9.17
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	9,155	$9.18
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	2,100	$9.19
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	16,200	$9.20
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	8,400	$9.21
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	2,400	$9.22
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	820	$9.23
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	2,300	$9.24
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	12,430	$9.25
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	5,150	$9.26
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	7,150	$9.27
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	2,050	$9.28
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	2,200	$9.29
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	4,100	$9.30
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	4,000	$9.31
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	1,400	$9.33
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	1,400	$9.34
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	200	$9.35

CUSIP No. 74835Y101	13D	Page of 6 of 7 Pages

12/05/2008	Mr. C. Cavazza	Sale	Common Stock	4,000	$9.36
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	900	$9.37
12/05/2008	Mr. C. Cavazza	Sale	Common Stock	150	$9.38
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	458	$9.22
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	3,142	$9.24
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	2,400	$9.25
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	900	$9.26
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	2,000	$9.27
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	2,800	$9.28
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	3,800	$9.31
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	2,300	$9.32
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	1,300	$9.34
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	4,550	$9.35
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	5,342	$9.36
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	3,100	$9.37
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	11,000	$9.38
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	8,408	$9.39
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	10,400	$9.40
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	8,300	$9.41
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	8,400	$9.42
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	2,300	$9.43
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	2,900	$9.44
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	6,700	$9.45
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	100	$9.452
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	500	$9.46
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	11,300	$9.47

CUSIP No. 74835Y101	13D	Page of 7 of 7 Pages

12/08/2008	Mr. C. Cavazza	Sale	Common Stock	17,699	$9.48
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	33,700	$9.49
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	100	$9.495
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	49,741	$9.50
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	33,788	$9.51
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	600	$9.515
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	43,654	$9.52
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	13,700	$9.53
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	200	$9.535
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	19,058	$9.54
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	900	$9.545
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	5,370	$9.55
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	6,427	$9.56
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	1,100	$9.57
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	1,163	$9.58
12/08/2008	Mr. C. Cavazza	Sale	Common Stock	400	$9.59
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	2,000	$9.32
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	2,300	$9.33
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	300	$9.335
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	3,700	$9.34
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	9,736	$9.35
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	7,910	$9.36
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	800	$9.365
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	14,854	$9.37
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	200	$9.375
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	3,380	$9.38
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	100	$9.385

CUSIP No. 74835Y101	13D	Page of 8 of 7 Pages

12/09/2008	Mr. C. Cavazza	Sale	Common Stock	6,100	$9.39
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	13,120	$9.40
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	11,300	$9.41
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	8,900	$9.42
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	4,400	$9.43
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	700	$9.435
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	2,600	$9.44
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	4,726	$9.45
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	3,974	$9.46
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	800	$9.47
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	900	$9.48
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	5,756	$9.49
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	9,010	$9.50
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	5,344	$9.51
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	8,400	$9.52
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	5,200	$9.53
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	8,140	$9.54
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	5,550	$9.55
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	6,300	$9.56
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	9,900	$9.57
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	4,500	$9.58
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	2,950	$9.59
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	13,310	$9.60
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	5,640	$9.61
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	2,200	$9.62
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	2,300	$9.63
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	1,800	$9.64
12/09/2008	Mr. C. Cavazza	Sale	Common Stock	900	$9.65

(e)           On December 9, 2008, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

EXHIBIT 25 – Joint Filing Agreement dated December 21, 2006 by and between the Reporting Persons and the Former Group Members (incorporated by reference to Exhibit 7 to the Schedule 13D).

EXHIBIT 26 – Power of Attorney dated March 5, 2008 by Claudio Cavazza (incorporated by reference to Exhibit 20 to the Schedule 13D).

EXHIBIT 27 – Power of Attorney dated February 15, 2008 by Inverlochy Consultadoria & Servicos L.D.A (incorporated by reference to Exhibit 21 to the Schedule 13D).

CUSIP No. 74835Y101	13D	Page of 9 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  December 11, 2008

CLAUDIO CAVAZZA

BY:	/s/ Claudio Cavazza

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Inverlochy Consultadoria & Servicos L.D.A. is true, complete and correct.

Dated:  December 11, 2008

INVERLOCHY CONSULTADORIA & SERVICOS L.D.A.

By:	/s/ Nicola Wullschleger
Nicola Wullschleger, Attorney-in-fact for Inverlochy
Consultadoria & Servicos L.D.A.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 74835Y101	13D	Page of 10 of 7 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Inverlochy Consultadoria & Serviços L.D.A.

NAME	ADDRESS	TITLE	CITIZENSHIP
Roberto Carlos de Castro Abreu	Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal	Director	Portuguese
João Josè de Freitas Rodrigues	Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal	Director	Portuguese